Exhibit 99.19

Torex Gold Announces Amendment to RSU Plan

Toronto, Ontario—(Newsfile Corp. - May 26, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) announces that an amendment to the Company’s restricted share unit plan (the “RSU Plan”) will be included in the matters to be presented to shareholders at the annual and special meeting of shareholders of Torex scheduled to be held on June 18, 2025 (the “Meeting”).

The RSU Amendment is being made in response to comments from a proxy voting advisory and corporate governance services firm (the “Proxy Advisory Firm”). The amendment to the RSU Plan, being the insertion of “amend this Section 5.02” as a new subsection (d) and the corresponding grammatical changes (the “RSU Amendment”), will expressly restrict Torex’s board of directors (the “Board”) from amending the amendment section of the RSU Plan. Although any amendment to the amendment section of the RSU Plan is currently subject to shareholder approval under the rules of the Toronto Stock Exchange (the “TSX”), the RSU Amendment addresses Proxy Advisory Firm’s concern that such rules could change in the future.

The RSU Amendment has been approved by the Board and, in accordance with the rules of the TSX, must be approved by shareholders at the Meeting in order to be effective. Accordingly, the RSU Amendment will be presented to shareholders at the Meeting as an addition to the resolution to approve all unallocated share units under the RSU Plan. Other than in respect of the RSU Amendment, management of the Company knows of no amendments, variations or other matters to come before the Meeting. For additional information about the Meeting, please refer to the management information circular dated May 7, 2025 in respect of the Meeting, which is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes, but is not limited to, statements about: the RSU Amendment and it being presented to shareholders at the Meeting; and the Company’s key strategic objectives: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “objective”, “target”, “continue”, “potential”, “focus”, “demonstrate”, “belief” or variations of such words and phrases or statements that certain actions, events or results “will”, “would”, “could” or “is expected to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties associated with: the ability to upgrade mineral resources categories of mineral resources with greater confidence levels or to mineral reserves; risks associated with mineral reserve and mineral resource estimation; and those risk factors identified in the Company’s current technical report and the Company’s annual information form and management’s discussion and analysis or other unknown but potentially significant impacts. Forward-looking information is based on the assumptions discussed in the technical report and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

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